Exhibit 4.1

Officers’ Certificate

January 29, 2018

The undersigned officers of Prologis, Inc. (“Prologis, Inc.”), general partner of Prologis, L.P. (the “Company”), on behalf of the Company, acting pursuant to resolutions adopted by the Board of Directors of Prologis, Inc. (the “Board”) on May 3, 2017 and the Securities Offering Transaction Committee of the Board on January 24, 2018, hereby establish a series of debt securities by means of this Officers’ Certificate in accordance with the Indenture, dated as of June 8, 2011 (the “Base Indenture,” and as supplemented by the First Supplemental Indenture thereto, the Second Supplemental Indenture thereto, the Third Supplemental Indenture thereto, the Fourth Supplemental Indenture thereto, the Fifth Supplemental Indenture thereto, the Sixth Supplemental Indenture thereto, the Seventh Supplemental Indenture and the Eighth Supplemental Indenture thereto, the “Indenture”), among the Company, Prologis, Inc., as parent guarantor, and U.S. Bank National Association, as trustee (the “Trustee”). Capitalized terms used but not defined in this Officers’ Certificate shall have the meanings ascribed to them in the Indenture.

Floating Rate Notes due 2020

1. The series shall be entitled the “Floating Rate Notes due 2020” (the “Notes”) and shall be a series of Euro Notes as defined in the Seventh Supplemental Indenture.

2. The Notes initially shall be limited to an aggregate principal amount of €400,000,000 (except in each case for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of or within the Series pursuant to Section 304, 305, 306, 906, 1107 or 1305 of the Base Indenture); provided, the Company may increase such aggregate principal amount upon the action of the Board to do so from time to time.

3.

a.	The aggregate principal amount of the Notes is payable at maturity on January 29, 2020.

b.

The per annum interest rate on the Notes in effect for each day of an Interest Period (as defined below) shall be equal to the Applicable Rate (as defined below) plus 25 basis points, provided, however, that in no event shall the interest rate be less than zero. Interest on the Notes shall accrue from and including January 29, 2018, or from and including the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for. Interest on the Notes shall be payable quarterly in arrears on January 29, April 29, July 29 and October 29 of each year (each an “Interest Payment Date”), commencing on April 29, 2018, to the person in whose name the Notes are registered at the close of business on the fifteenth (15) calendar day preceding the Interest Payment Date, whether or not a business day (each a “Regular Record Date”). The interest rate for each Interest Period shall be set on January 29, April 29, July 29 and October 29 of each year, and shall be set for the initial Interest Period on January 29, 2018 (each such date, a “Interest Reset Date”) until the principal on the Notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Reset Date (other than the initial Interest Reset Date occurring on January 29, 2018) and Interest Payment Date would otherwise be a day that is not a business day, such Interest Reset Date and Interest Payment Date shall be the next succeeding business day, unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Reset Date and Interest Payment Date shall be the immediately preceding business day.

c.	“business day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close, and is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (“TARGET2”) system, or any successor thereto, operates.

d.	“Interest Period” shall mean the period from and including an Interest Reset Date to, but excluding, the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the maturity date or Principal Payment Date, as the case may be, to, but excluding, such maturity date or Principal Payment Date, as the case may be. If the Principal Payment Date or maturity date is not a business day, then the principal amount of the Notes plus accrued and unpaid interest thereon, if any, shall be paid on the next succeeding business day and no interest shall accrue for the maturity date, Principal Payment Date or any day thereafter.

e.	The “Applicable Rate” shall mean the rate determined in accordance with the following provisions:

i.	Two prior TARGET2 days on which dealings in deposits in euros are transacted in the euro-zone interbank market preceding each Interest Reset Date (each such date, an “Interest Determination Date”), Elavon Financial Services DAC, UK Branch, (the “Calculation Agent”), as agent for the Company, shall determine the Applicable Rate which shall be the rate for deposits in euro having a maturity of three months commencing on the first day of the applicable interest period that appears on the Reuters Screen EURIBOR01 Page as of 11:00 a.m., Brussels time, on such Interest Determination Date. “Reuters Screen EURIBOR01 Page” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the EURIBOR01 page on that service or any successor service for the purpose of displaying euro-zone interbank offered rates for euro-denominated deposits of major banks). If the Applicable Rate on such Interest Determination Date does not appear on the Reuters Screen EURIBOR01 Page, the Applicable Rate shall be determined as described in the immediately succeeding subparagraph.

ii.	With respect to an Interest Determination Date for which the Applicable Rate does not appear on the Reuters Screen EURIBOR01 Page as specified in the immediately preceding subparagraph, the Applicable Rate shall be determined on the basis of the rates at which deposits in euro are offered by four major banks in the euro-zone interbank market selected by the Company (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Interest Determination Date to prime banks in the euro-zone interbank market having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. The Company shall request the principal euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Applicable Rate on such Interest Determination Date shall be the arithmetic mean (rounded upwards) of such quotations. If fewer than two quotations are provided, the Applicable Rate on such Interest Determination Date shall be the arithmetic mean (rounded upwards) of the rates quoted by three major banks in the eurozone selected by the Company at approximately 11:00 a.m., Brussels time, on such Interest Determination Date for loans in euro to leading European banks, having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected as aforesaid by the Company are not quoting as mentioned in this sentence, the relevant interest rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date shall be the interest rate in effect on such Interest Determination Date (i.e., the same as the rate determined for the immediately preceding Interest Reset Date).

f.	Interest on the Notes shall be computed on the basis of an ACTUAL/360 day count convention.

4. The Notes may be surrendered for registration of transfer or exchange and notices or demands to or upon the Company in respect of the Notes and the Indenture may be served at the Corporate Trust Office of the Paying Agent, located at 125 Old Broad Street, London EC2N 1AR, United Kingdom. The principal of the Notes payable at maturity or upon earlier redemption shall be paid against presentation and surrender of the Notes at the Corporate Trust Office of the Paying Agent.

5. The Notes may be redeemed in whole, at any time, or in part, from time to time, on or after December 29, 2019, at the option of the Company, upon notice of not more than 60 nor less than 30 days prior to the Redemption Date, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the Redemption Date.

In addition, if, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after January 24, 2018, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, shall become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, having given not less than 30 days nor more than 60 days prior notice to the Holders of the Notes, at a redemption price (the “Tax Redemption Price”) equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid interest thereon, to, but excluding, the Redemption Date, all in accordance with the provisions of Article Eleven of the Base Indenture.

If notice of redemption has been given as provided in the Base Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the Redemption Date referred to in such notice, such Notes shall cease to bear interest on the Redemption Date and the only right of the Holders of the Notes from and after the Redemption Date shall be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

6. All payments in respect of the Notes shall be made by or on behalf of the Company without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company shall pay to a holder who is not a United States person such additional amounts (the “Additional Amounts”) on the Notes as are necessary in order that the net payment by the Company or the Paying Agent of the principal of, and premium or Redemption Price, if any, and interest on, the Notes to such holder, after such withholding or deduction, shall not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply:

(i) to any tax, assessment or other governmental charge that would not have been imposed but for the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States or having or having had a qualified business unit which has the U.S. Dollar as its functional currency;

(b) having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Notes, the receipt of any payment or the enforcement of any rights thereunder) or being considered as having such relationship, including being or having been a citizen or resident of the United States;

(c) being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a foreign personal holding company that has accumulated earnings to avoid United States federal income tax;

(d) being or having been an owner of a 10% or greater interest in the capital or profits of the Company within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or

(e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(ii) to any Holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an Additional Amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(iii) to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(iv) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(v) to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(vi) to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(vii) to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;

(viii) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(ix) to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the Holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(x) to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations, pronouncements relating thereto or official interpretations thereof or any successor provisions, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any applicable intergovernmental agreement entered into between the United States and any other governmental authority in connection with the implementation of the foregoing and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

(xi) in the case of any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this Paragraph 6, the Company shall not be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

7. The Notes shall not provide for any sinking fund or analogous provision. None of the Notes shall be redeemable at the option of the Holder.

8. The Notes shall be issuable in registered form in the form set out in Exhibit A of the Seventh Supplemental Indenture without coupons in minimum denominations of €100,000 and any integral multiple of €1,000 in excess thereof.

9. The principal amount of, and the Tax Redemption Price, if any, on, the Notes shall be payable upon declaration of acceleration pursuant to Section 502 of the Base Indenture.

10. The Notes shall be denominated in and principal of or interest on the Notes (or Redemption Price or Tax Redemption Price, if applicable) shall be payable in euros. If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes shall be made in U.S. Dollars until the euro is again available to the Company or so used. In such circumstances, the amount payable on any date in euros shall be converted into U.S. Dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. Dollar/euro exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate shall be determined in the Company’s sole discretion on the basis of the most recently available market exchange rate for euros. Any payment in respect of the Notes so made in U.S. Dollars shall not constitute an Event of Default. Neither the Trustee nor the Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

11. Except as provided in paragraphs 3 and 5 of this Officers’ Certificate, the amount of payments of principal of or interest on the Notes (or Redemption Price or Tax Redemption Price, if applicable) shall not be determined with reference to an index or formula.

12. Except as set forth herein, in the Indenture or in the Notes, none of the principal of or interest on the Notes (or Redemption Price or Tax Redemption Price, if applicable) shall be payable at the election of the Company or a Holder thereof in a currency or currencies, currency unit or units or composite currency or currencies other than that in which the Notes are denominated or stated to be payable.

13. Except as set forth in the Indenture or the Trust Indenture Act, the Notes shall not contain any provisions granting special rights to the Holders of Notes upon the occurrence of specified events.

14. The Notes shall not contain any deletions from, modifications of or additions to the Events of Default or covenants of the Company contained in the Indenture.

15. Except as set forth herein, in the Indenture or in the Notes, the Notes shall not be issued in the form of bearer Securities or temporary global Securities.

16. Sections 1402 and 1403 of the Base Indenture shall be applicable to the Notes.

17. The Notes shall not be issued upon the exercise of debt warrants.

18. Article Sixteen of the Base Indenture shall be applicable to the Notes.

19. The other terms and conditions of the Notes shall be substantially as set forth in the Indenture, in the Prospectus dated March 7, 2017 and the Prospectus Supplement dated January 24, 2018 relating to the Notes.

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IN WITNESS WHEREOF, the undersigned have executed this Officers’ Certificate on the date first written above.

By:
	Name:	Michael T. Blair
	Title:	Assistant Secretary and Managing Director, Deputy General Counsel

By:
	Name:	Deborah K. Briones
	Title:	Senior Vice President, Associate General Counsel